Exhibit 99.1

Fitell Corporation Announces Fiscal Year 2025 Results

Taren Point, Australia – November 17, 2025 – Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) today reported financial results for the fiscal year ended June 30, 2025.

●	Revenue was $5.20 million, up 16.4% year over year, driven by increasing merchandise sales of gym and fitness equipment and products, supported by higher order volume and improved average order value.

●	Gross profit was $2.04 million, up 28.8% year over year; gross margin was 39.3%, up 380 bps, reflecting the results of the newly implemented pricing strategy.

●	Total operating expenses were $3.68 million, down 61.6% year over year, primarily due to the Company’s cost cutting efforts in general and administrative expenses.

●	Cash and cash equivalent as of June 30, 2025 was $2.9 million, or $2.2 per share on a post share consolidation basis as compared to $0.9 million a year ago.

●	Total stockholders’ equity stood at $9.2 million, or $7.0 per share, as compared to $9.0 million a year ago.

●	Loss from operations was $1.64 million, up 79.5% year over year, as higher gross profit combined with lower operating expenses.

●	Net loss was $0.68 million, improved by 92.7% year over year, as a result of revenue growth and overall expense reductions, partially offset by warrant extinguishment cost and amortized expenses related to the Company’s IPO expenses.

●	Basic and diluted Earning Per Share improved by 95.0% to -$0.53 in FY2025 from -$10.63 in FY2024.

“Fitell delivered double-digit revenue growth and meaningfully improved profitability metrics in FY2025. Our focus last year was strengthening our legacy gym equipment business and positioning the Company for healthy growth with financial discipline,” said Sam Lu, CEO of Fitell.

“Following year-end, we initiated two exciting and game changing corporate strategies in digital assets and AI robotics designed to leverage our existing platform and embrace new and potentially hyper growth verticals while remaining disciplined in our legacy businesses, which are expected to generate positive operation cash flows in FY2026 subjected to business and operating conditions, plus other factors uncontrollable by the management. We’re investing in the future to capitalize on emerging opportunities.”

FY 2025 Financial Highlights

The following table summarizes our financial results for the fiscal years ended June 30, 2025 and 2024 (in thousands, except percentages and per share amounts).

	Year Ended June 30,
	2025	2024	% Change
Revenues	$5,200	$4,467	16.4%
Gross profit	$2,042	$1,586	28.8%
Gross margin	$39.3%	$35.5%

Total operating expenses	$3,683	$9,584	(61.6)%
Loss from operations	$(1,641)	$(7,999)	(79.5)%

Net loss	$(683)	$(9,312)	92.7%
Basic and diluted EPS	$(0.53)	$(10.63)	95.0%

Recent Developments and Subsequent Events

●	September 2025 – Digital-asset treasury. Fitell launched a Solana-based digital-asset treasury initiative and executed initial PUMP token acquisitions to seed the program, following the first closing of $15 million under the Company’s $100 million facility.

●	November 2025 – $50 million Stablecoin financing & robotics. In November 2025, Fitell secured and closed a $50 million stablecoin-linked financing. Following the financing, the Company formed 2F Robotics, a platform for AI-driven advanced robotic systems. Product development will be in partnership with GZ Fukonn Vanguard Intelligent Technology, an Asia-based robotics company.

●	Dymanic treasury mix. As a result, Fitell’s corporate treasury is now positioned to be diversified across cash, stablecoins, Solana (SOL), and PUMP.

FITELL CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$2,890,822	$939,014
Investment in marketable securities	-	124,963
Accounts receivable, net	242,079	60,042
Inventory, at cost	3,042,629	2,439,793
Capital receivables of convertible notes	-	1,472,000
Note receivable	2,500,000	2,500,000
Deposits and prepaids	313,979	316,869
Prepaid offering costs	600,000	1,200,000
Total current assets	9,589,509	9,052,681

Property and equipment, net	20,122	27,133
Operating right of use asset, net	287,322	557,798
Deferred tax asset, net	-	342,122
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$11,395,509	$11,478,290

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,326,988	$1,210,956
Deferred revenue	335,956	209,100
Income tax payable	196,587	408,681
Due to related parties	15,283	38,808
Current portion of operating lease liability	286,378	278,432
Total current liabilities	2,161,192	2,145,977

Accrued employee benefits, non-current	32,177	21,520
Operating lease liability, less current portion	12,182	301,921
Total liabilities	2,205,551	2,469,418

Commitments and contingencies (Note 11)

Stockholders’ equity:
Class A Common stock, $0.0001 par value; 493,560,000 and 500,000,000 shares authorized at June 30, 2025 and 2024, respectively, 21,020,597 and 20,123,386 Class A shares issued and outstanding at June 30, 2025 and 2024, respectively	2,102	2,012
Class B Common stock, $0.0001 par; 6,440,000 shares and nil shares authorized at June 30, 2025 and 2024 respectively. No Class B Common stock was issued at June 30, 2025 and 2024.	-	-

Additional paid-in capital	19,874,591	19,014,389
Accumulated other comprehensive loss	(10,219)	(13,737)
Accumulated deficit	(10,676,516)	(9,993,792)
Total stockholders’ equity	9,189,958	9,008,872
Total liabilities and stockholders’ equity	$11,395,509	$11,478,290

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2025	2024

Revenues:
Merchandise revenue	$5,200,138	$3,956,962
Sales of consumable products	-	358,536
Revenue from licensing customers	-	151,277
Total revenues	5,200,138	4,466,775

Cost of goods sold	(3,157,996)	(2,881,060)

Gross profit	2,042,142	1,585,715

Operating expenses:
Consulting fees	619,108	5,468,126
General and administrative expenses	1,138,266	2,452,954
Personnel expenses	1,195,958	951,451
Sales and marketing expenses	416,596	351,298
Operating lease expense	303,869	284,169
Licensing fees	-	65,839
Depreciation expense	9,467	10,385
Total operating expenses	3,683,264	9,584,222

Loss from operations	(1,641,122)	(7,998,507)

Other income (expenses):
Change in fair value of warrants	2,024,942	-
Loss on extinguishment of warrants	(285,346)	-
IPO related expenses	(600,000)	(50,523)
Unrealized loss on investments	-	(354,781)
Realized gain on investments	50,675	-
Other income	44	121,889
Interest income	215,586	2,574
Interest expense	(114,006)	(1,242,140)
Total other incomes (expenses)	1,291,895	(1,522,981)

Loss before taxes	(349,227)	(9,521,488)

Income tax expense (benefit)	333,497	(209,343)

Net loss	(682,724)	(9,312,145)
Foreign currency translation adjustment	3,518	(13,673)
Comprehensive loss	$(679,206)	$(9,325,818)

Basic and diluted loss per share on net loss	$(0.53)	$(10.63)

Weighted average shares outstanding - basic and diluted	1,277,346	876,266

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit)	Total
Balance July 1, 2023	8,120,000	$812	$7,097,822	$(64)	$(681,647)	$6,416,923

Funds raised in IPO	3,000,000	300	7,497,342	-	-	7,497,642

Shares issued for conversion of debt	4,090,909	409	3,599,591	-	-	3,600,000

Shares issued for conversion of debt	4,892,727	489	819,599	-	-	820,088

Shares issued pursuant to underwriter’s warrants	19,750	2	35	-	-	37

Foreign currency translation adjustment	-	-	-	(13,673)	-	(13,673)

Net loss	-	-	-	-	(9,312,145)	(9,312,145)

Balance June 30, 2024	20,123,386	$2,012	$19,014,389	$(13,737)	$(9,993,792)	$9,008,872

Funds raised in Registered Direct Offering	796,813	80	869,750	-	-	869,830

Share issued for repurchase of warrants	100,398	10	(9,548)	-	-	(9,538)

Foreign currency translation adjustment	-	-	-	3,518	-	3,518

Net loss	-	-	-	-	(682,724)	(682,724)

Balance June 30, 2025	21,020,597	$2,102	$19,874,591	$(10,219)	$(10,676,516)	$9,189,958

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2025	2024
Cash Flows from Operating Activities
Net loss	$(682,724)	$(9,312,145)
Adjustments to reconcile net loss to net
cash from operating activities:
Change in fair value of warrants	(2,024,942)	-
Loss on extinguishment of warrants	285,346	-
Depreciation	9,467	10,385
Amortization of right of use assets	303,869	284,169
Valuation allowance for deferred tax asset	342,122	-
Bad debt provision	-	579,265
Unrealized loss on investments	-	354,781
Realized gain on investments	(50,675)	-
Amortization of debt discount	-	1,108,088
Stock issued for services	-	37
Changes in operating assets and liabilities
Accounts receivable	(184,493)	(449,210)
Inventory, at cost	(602,836)	(1,914,007)
Capital receivables of convertible notes	1,472,000	-
Deposits and other current assets	2,890	(303,457)
Prepaid offering costs	600,000	(1,999,475)
Deferred tax asset	-	(209,768)
Accounts payable and accrued expenses	(96,647)	42,233
Deferred revenue	126,856	(29,251)
Income tax payable	(212,094)	(77,377)
Accrued employee benefits, non-current	10,657	3,090
Operating lease liability	(315,186)	(340,897)
Net cash from activities	(1,016,390)	(12,253,539)

Cash Flows from Investing Activities
Sales of investments	175,638	-
Investment in note receivable	-	(2,500,000)
Net cash from investing activities	175,638	(2,500,000)

Cash Flows from Financing Activities
Net activity on due to related parties	(23,525)	14,422
Funds raised in IPO, gross	-	13,614,983
Funds raised in Registered Direct Offering, gross	3,496,303	-
Funds raised in note payables, net	212,679	1,840,000
Repurchase of warrants	(896,415)	-
Net cash from financing activities	2,789,042	15,469,405

Foreign currency translation adjustment	3,518	(13,673)

Change in cash and cash equivalents	1,951,808	702,193
Cash and cash equivalents at beginning of period	939,014	236,821
Cash and cash equivalents at end of period	$2,890,822	$939,014

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$243,294	$247,313

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

Certain statements in this release, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Risks and uncertainties include without limitation: effects of global and regional economic conditions, including as a result of government policies, trade and other international disputes, geopolitical tensions, conflict, terrorism, natural disasters, and public health issues; risks relating to the design, manufacture, introduction, and transition of products and services in highly competitive and rapidly changing markets, including from reliance on third parties for components, technology, manufacturing, applications, services, support, and content; risks relating to information technology system failures, network disruptions, and failure to protect, loss of, or unauthorized access to, or release of, data; and effects of unfavorable legal proceedings, government investigations, and complex and changing laws and regulations. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by law. We cannot guarantee that future results reflected in the forward-looking statements will occur. Important factors that could cause actual results to differ materially include, but are not limited to the risks and uncertainties described in our most recently filed annual report on Form 20-F and Form 6-K reports filed in connection with our earnings result and other filings with the Securities and Exchange Commission.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com